MAG SILVER CORP. (An exploration stage company) Consolidated Interim Financial Statements For the six month period ended June 30, 2007

Filed: August 27, 2007

A copy of this report will be provided to any shareholder who requests it

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX.V:MAG AMEX: MVG www.magsilver.com info@magsilver.com

The attached interim financial statements have not
been reviewed by the Company’s auditor

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets

June 30, 2007		Dec. 31, 2006
ASSETS

CURRENT
Cash and cash equivalents	$21,936,720	$3,506,930
Accounts receivable (Note 11)	504,981	273,035
Interest receivable	292,988	115,227
Prepaid expenses	84,449	40,965
TOTAL CURRENT ASSETS	22,819,138	3,936,157
EQUIPMENT AND LEASEHOLDS (Note 3)	26,096	31,332
MINERAL RIGHTS (Note 7)	5,563,535	5,504,137
DEFERRED EXPLORATION COSTS (Note 7)	11,976,676	9,458,932
TOTAL ASSETS	$40,385,445	$18,930,558

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$605,117	$350,368
Joint Venture Commitments	444,500	-
TOTAL LIABILITIES	1,049,617	350,368

SHAREHOLDERS' EQUITY

Share capital (Note 4)
Authorized - Unlimited common shares,
without par value
Issued and outstanding at June 30, 2007
- 43,526,396 common shares (December 31, 2006 -
37,928,610)	45,984,408	23,433,942
Contributed surplus (Note 5)	5,698,232	3,059,194
Deficit	(12,346,812)	(7,912,946)
TOTAL SHAREHOLDERS' EQUITY	39,335,828	18,580,190
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$40,385,445	$18,930,558

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

"Dan MacInnis"
Dan MacInnis, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Operations

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

EXPENSES
Accounting and audit	$17,286	$60,423	$34,945	$104,059
Amortization	3,443	4,047	6,885	8,022
Bank charges and interest	745	513	1,319	1,156
Filing and transfer agent fees	23,433	9,497	78,389	27,886
Foreign exchange (gain) loss	11,664	15,991	17,013	17,788
Legal	63,287	26,984	129,381	56,618
Management and consulting fees	169,418	106,050	422,544	249,785
Non-resident corporation tax		8,370		8,370
Shareholder relations	141,812	70,220	238,907	126,590
Stock compensation expense	1,017,521	1,092,079	2,747,555	1,719,706
Telephone and office	109,362	126,326	193,484	207,959
Travel	73,278	35,797	129,724	64,965
	1,631,249	1,556,297	4,000,146	2,592,904
LOSS BEFORE THE FOLLOWING	(1,631,249)	(1,556,297)	(4,000,146)	(2,592,904)
INTEREST INCOME	200,002	70,804	316,557	115,522
MINERAL PROPERTY COSTS
WRITTEN OFF	(750,277)	-	(750,277)	-
NET LOSS FOR THE PERIOD	$(2,181,524)	$(1,485,493)	$(4,433,866)	$(2,477,382)

BASIC AND DILUTED
LOSS PER SHARE	$(0.05)	$(0.04)	$(0.11)	$(0.07)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	41,562,012	36,987,417	40,536,765	36,719,362

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
												Deficit
												accumulated
	Common shares			Shares		Special						during the	Total
	without par value			alotted but		warrants				Contributed		exploration	shareholders'
	Shares	Amount		not issued		Number		Amount		surplus		stage	equity
Issued for cash	1,500,000	$150,000		$-		-		$-		$-		$-	$150,000
Net loss	-	-		-		-		-		-		(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000		-		-		-		-		(4,279)	145,721
Net loss	-	-		-		-		-		-		(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000		-		-		-		-		(8,066)	141,934
Issued for cash	1,500,000	240,222		-		-		-		-		-	240,222
Net loss	-	-		-		-		-		-		(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222		-		-		-		-		(13,707)	376,515
Net loss	-	-		-		-		-		-		(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222		-		-		-		-		(293,346)	96,876
Issued for cash				-		2,400,000		375,000		-		-	375,000
Net loss	-	-		-		-		-		-		(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222		-		2,400,000	-	375,000		-		(415,977)	349,245
Issued for cash	11,500,000	5,109,766		-		-		-		-		-	5,109,766
Conversion of special warrants	2,400,000	375,000		-		(2,400,000)		(375,000)		-		-	-
Agent's administration
shares	10,000	5,000		-		-		-		-		-	5,000
Finders' fee shares	500,000	250,000		-		-		-		-		-	250,000
Issued to obtain mineral property
option rights	200,000	100,000		-		-		-		-		-	100,000
Issued on acquisition of
Lexington	200,000	180,000		-		-		-		-		-	180,000
Warrants exercised	5,183,995	3,068,996		-		-		-		-		-	3,068,996
Stock options exercised	100,000	26,000		-		-		-		-		-	26,000
Stock options granted to
consultants	-	-		-		-		-		75,308		-	75,308
Net loss	-	-		-		-		-		-		(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	9,504,984		-		-		-		75,308		(1,253,516)	8,326,776
Cumulative effect of change in
accounting policy (Note 2 (j))	-	-		-		-		-		248,128		(248,128)	-
Issued to obtain mineral property
option rights	1,358,793	1,578,752		-		-		-		-		-	1,578,752
Warrants exercised	1,236,750	480,562		-		-		-		-		-	480,562
Stock options exercised	140,000	68,070		-		-		-		(17,270)		-	50,800
Shares allotted to acquire mineral
property option rights	-	-		9,467		-		-		-		-	9,467
Net loss	-	-		-		-		-		-		(733,897)	(733,897)
Balance, December 31, 2004	25,829,538	11,632,368		9,467		-		-		306,166		(2,235,541)	9,712,460
Issued for cash	7,201,176	6,771,672	-	-		-		-		-		-	6,771,672
Issued to obtain mineral property
option rights	1,654,679	1,337,289	-	(9,467)		-		-		-		-	1,327,822
Warrants exercised	1,400,755	1,046,566		-		-		-		-		-	1,046,566
Stock options exercised	105,500	24,290		-		-		-		(1,540)		-	22,750
Stock options granted	-	-		-		-		-		611,353		-	611,353
Net loss	-	-		-		-		-		-		(1,810,838)	(1,810,838)
Balance, December 31, 2005	36,191,648	20,812,185		-		-		-	-	915,979	-	(4,046,379)	17,681,785
Issued for cash (Note 4 (a))	245,716	577,433	-	-		-		-		-		-	577,433
Issued to obtain mineral property
option rights	85,043	204,431		-		-		-		-		-	204,431
Warrants exercised	944,503	1,275,079		-		-		-		-		-	1,275,079
Stock options exercised	461,700	564,814		-		-		-		(197,944)		-	366,870
Stock options granted	-	-		-		-		-		2,341,159		-	2,341,159
Net loss	-	-		-		-		-		-		(3,866,567)	(3,866,567)
Balance, December 31, 2006	37,928,610	23,433,942	-	-	-	-	-	-	-	3,059,194	-	(7,912,946)	18,580,190
Issued for cash (Note 4 (a))	2,760,000	18,673,323	-	-		-		-		-		-	18,673,323
Warrants exercised	2,640,486	3,564,656		-		-		-		-		-	3,564,656
Stock options exercised	197,300	312,487		-		-		-		(108,517)		-	203,970
Stock options granted	-	-		-		-		-		2,747,555		-	2,747,555
Net loss	-	-		-		-		-		-		(4,433,866)	(4,433,866)
Balance, June 30, 2007	43,526,396	$45,984,408		$-		-		$-		$5,698,232		$(12,346,812)	$39,335,828

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

OPERATING ACTIVITIES
Loss for the period	$(2,181,524)	$(1,485,493)	$(4,433,866)	$(2,477,382)
Items not involving cash:
Amortization	3,443	4,047	6,885	8,022
Mineral property costs written-off	750,277		750,277
Non-cash compensation expense	1,017,521	1,092,079	2,747,555	1,719,706

Changes in operating assets and liabilities
Accounts receivable	(151,987)	29,156	(231,946)	(69,455)
Interest receivable	(183,488)	(35,200)	(177,761)	(64,788)
Prepaid expenses	17,274	7,106	(43,484)	8,082
Accounts payable and accrued liabilities	53,376	(97,078)	254,749	83,009
	(675,108)	(485,383)	(1,127,591)	(792,806)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	-	(720)	(1,649)	(5,885)
Mineral rights	(180,860)	(29,208)	(491,459)	(39,897)
Deferred exploration costs	(1,259,112)	(914,261)	(2,391,460)	(2,027,865)
	(1,439,972)	(944,189)	(2,884,568)	(2,073,647)

FINANCING ACTIVITIES
Issue of share capital	3,227,348	358,398	22,441,949	1,213,801
	3,227,348	358,398	22,441,949	1,213,801
INCREASE (DECREASE) IN CASH	1,112,268	(1,071,174)	18,429,790	(1,652,652)
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	20,824,452	6,978,715	3,506,930	7,560,193
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (d))	$21,936,720	$5,907,541	$21,936,720	$5,907,541

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

1.

CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below.

(a)

Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)

Principles of consolidation (continued)

expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation.  All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at June 30, 2007 is Minera Los Lagartos, S.A. de C.V. which holds several properties in Mexico.

(b)

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value of mineral properties and deferred exploration costs, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

(c)

Asset retirement obligations

The Company records the present value of asset retirement obligations including reclamation costs when the obligation is incurred and it is recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

(d)

Financial instruments

The carrying values of cash and cash equivalents, amounts receivable, interest receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company’s financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company’s accounts receivable, accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Details of cash and cash equivalents are as follows:

	June 30, 2007	Dec. 31, 2006	Dec. 31, 2005
Cash	$2,811,470	$406,930	$6,210,193
Short-term deposits	19,125,250	3,100,000	1,350,000
	$21,936,720	$3,506,930	$7,560,193

(f)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Equipment and leaseholds

Equipment and leaseholds are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment and software

30%

Field equipment

30%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term of the related lease.

 (h)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(i)

Foreign exchange translation

The accounts of the Company’s foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

•

monetary assets and liabilities at the rate prevailing at the balance sheet date;

•

non-monetary assets and liabilities at historical rates; and

•

income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

(j)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Stock-based compensation (continued)

without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

The total compensation expense recognized in the statement of operations for share purchase options granted during the period June 30, 2007 amount to $2,747,555 (2006 - $1,719,706). Please refer to Note 4 (b) for a summary of stock options granted in the current year and the related valuation assumptions.

(k)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

Potentially dilutive securities totalling 4,870,500 for the period ended June 30, 2007 (3,490,500 and 1,380,000 shares arising from outstanding and exercisable stock options and share purchase warrants, respectively) and 6,030,658 shares for the period ended June 30, 2006 (2,698,500 and 3,332,158 shares arising from outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

(l)

Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform with the classifications used in 2007.

3.

FIXED ASSETS AND LEASEHOLDS

		June 30,		December 31,
	2007			2006
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$31,776	$18,154	$13,622	$14,377
Field equipment	34,806	23,582	11,224	13,205
Leasehold improvements	15,000	13,750	1,250	3,750
	$81,582	$55,486	$26,096	$31,332

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

4.

SHARE CAPITAL

(a)

Issued and outstanding

At June 30, 2007 there were 43,526,396 shares outstanding.

On February 14, 2007 the Company closed a brokered private placement for 2,550,000 units at $7.25 a unit for gross proceeds of $18,487,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months until February 14, 2008. The Company paid 6.0% cash commission to the underwriters on this placement aggregating $1,109,250. Legal costs, syndicate expenses, and TSX Venture Exchange filing fees cost the Company an additional $136,077.

On February 14, 2007 the Company closed a non-brokered private placement for 195,000 units, while a further 15,000 units were closed February 15, 2007 for a total of 210,000 at $7.25 a unit for gross proceeds of $1,522,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months until February 14, and 15, 2008. The Company paid a 6.0% finder’s fee on this placement comprised of $91,350 in cash.

During the year ended December 31, 2006 the Company issued 85,043 common shares in connection with the acquisition of mineral properties at a fair value of $204,431. During the year 944,503 share purchase warrants were exercised for proceeds of $1,275,079 and 461,700 stock options were exercised for cash proceeds of $366,870.

On March 2, 2006 the Company closed a private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 245,716 common shares of MAG Silver Corp. at $2.35. This equates to an investment of $577,433 (US$500,000). See Note 7 (a)(v).

On December 22, 2005, the Company raised gross proceeds of $6,494,749 from the sale of 6,494,749 units at a price of $1.00 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $1.35 per share for a period of 18 months until June 21, 2007. The Agents were granted warrants to purchase up to 295,190 shares of the Company at a price of $1.35 in partial payment of services rendered in connection with their portion of the financing. The commission paid to the Agents was $295,190, equal to 7% of the gross proceeds of the Offering, comprising of $210,340 in cash and $84,850 in units of the offering.  Each unit consisted of one common share and one-half of one share purchase warrant.  Corporate finance fees, legal fees, TSX fees and related expenditures totalled $113,802. The net proceeds to the Company from the financing were $6,170,607.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

4.

SHARE CAPITAL (Continued)

(a)

Issued and outstanding (continued)

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Don Fippi property to complete the acquisition of the property.  See Note 7 (b).

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Guigui property to complete the acquisition of the property.  See Note 7 (c).

On May 2, 2005 the Company closed the private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 621,577 common shares of MAG Silver Corp. at $0.967. This equates to an investment of $601,065 (US$500,000). See Note 7 (a)(v).

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. The maximum number of stock options which may be granted is limited to 10% of the issued and outstanding shares.

The following table summarizes options outstanding and exercisable at June 30, 2007:

	Number outstanding	Weighted average	Weighted
	and exercisable at	remaining	average
Exercise	June 30,	contractual life	exercise
price	2007	(years)	price
$0.50	298,500	0.79	$0.50
0.70	210,000	0.86	0.70
0.75	18,000	3.10	0.75
1.00	110,000	3.42	1.00
1.06	875,000	2.55	1.06
1.14	37,500	3.26	1.14
3.00	650,000	3.60	3.00
3.56	15,000	3.72	3.56
4.04	186,500	3.75	4.04
2.00	50,000	3.96	2.00
2.46	145,000	4.06	2.46
3.12	25,000	4.17	3.12
5.36	535,000	4.45	5.36
7.56	85,000	4.57	7.56
8.80	200,000	4.65	8.80
9.40	50,000	4.75	9.40
	3,490,500	3.19	$2.96

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the Company’s options:

	Period ended	Weighted	Year ended	Weighted
	June 30,	average	December 31,	average
	2007	exercise price	2006	exercise price
Balance outstanding,
beginning of year	3,352,800	$2.31	2,154,500	$0.84
Activity during the period
Options granted	335,000	8.57	1,670,000	3.81
Options cancelled	-	-	(10,000)	4.04
Options exercised	(197,300)	1.03	(461,700)	0.79
Balance outstanding,
end of period	3,490,500	$2.99	3,352,800	$2.31

During the current period the Company granted 335,000 stock options, (June 30, 2006 – 960,000) The Company has recorded $2,747,555 (2006 - $1,719,706) of compensation expense relating to stock options vested to employees and consultants in the period ended June 30, 2007.

For the period ended June 30, 2007, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 85%, an annual risk free interest rate of 4.05% and expected lives of three years.

For the year ended December 31, 2006, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 86%, an annual risk free interest rate of 4.04% and expected lives of three years.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

4.

SHARE CAPITAL (Continued)

(c)

Share purchase warrants

		Weighted
		average
	Number	exercise
	of warrants	price

Balance at December 31, 2005	3,584,989	1.35
Exercised and converted into common shares	(944,503)	1.35
Balance at December 31, 2006	2,640,486	1.35
Issued in connection with issuance of common
shares	1,380,000	10.00
Exercised and converted into common shares	(2,640,486)	1.35
Balance at June 30, 2007	1,380,000	$10.00

The following table summarizes information about the warrants outstanding at June 30, 2007:

Exercise	Warrants
price	outstanding	Expiry date

10.00	1,380,000	February 14, 2008

(d)

Shares held in escrow

All remaining escrow shares had been released during the year ended December 31, 2006. At April 22, 2006, the final 45,000 of the of the originally escrowed common shares issued in connection with the finders fee and 225,000 of the original 1,500,000 common shares issued to directors and officers of the company were released.

5.

CONTRIBUTED SURPLUS

The following table summarizes the Company’s Contributed Surplus:

Contributed
Surplus
Balance at December 31, 2005	915,979
Stock options granted during the year	2,341,159
Stock options exercised during the year	(197,944)
Balance at December 31, 2006	$3,059,194
Stock options granted during the period	$2,747,555
Stock options exercised during the period	(108,517)
Balance at June 30, 2007	$5,698,232

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

6.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2006	2005	2004

Statutory tax rates	34.12%	34.87%	35.60%

Recovery of income taxes computed at
statutory rates	$ 1,319,273	$ 631,439	$ 261,267
Non-deductible expenses	(804,815)	(215,930)	(4,116)
Lower effective tax rate on loss in
foreign jurisdictions	(7,443)	(6,363)	(1,973)
Future tax benefits not recognized in
the period that the loss arose	(507,015)	(409,146)	(255,178)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets are as follows:

	2006	2005

Canadian operating loss carryforwards	$ 1,442,594	$ 1,023,908
Mexican operating loss carryforwards	2,632,441	1,669,599
Canadian capital losses carried forward	39,125	41,649
Share issuance costs and other	131,638	192,478
Total future income tax assets	4,245,798	2,927,634
Less valuation allowance	(1,528,129)	(1,130,648)
Net future income tax assets	2,717,669	1,796,986
Future income tax liability
Excess of book value of mineral rights and deferred
exploration costs over tax values	(2,717,669)	(1,796,986)
Net future income tax assets	$ -	$ -

At December 31, 2006, the Company has Canadian non-capital loss carryforwards aggregating $4,654,000, expiring between 2006 and 2026, available to offset future taxable income and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

At December 31, 2006, the Company has Mexican tax loss carryforwards aggregating $9,077,382, expiring between 2012 and 2016, available to offset future taxable income.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Six Month Period ended June 30, 2007
		(Batopilas)			Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Sello	Other	Total
Acquisition costs
of mineral rights
Bal., beginning of year	$919,458	$1,422,672	$1,571,172	$174,376	$527,645	$432,061	$428,610	$28,143	$-	$5,504,137
Incurred during period	-	-	-	-	27,806	-	-	28,562	435,091	491,459
Less amounts written off	-	-	-	-	-	(432,061)	-	-	-	(432,061)
Balance, end of period	$919,458	$1,422,672	$1,571,172	$174,376	$555,451	$-	$428,610	$56,705	$435,091	$5,563,535

Deferred exploration costs
Camp costs	$8,567	$100,401	$-	$38,005	$669	$-	$7,066	$287	$-	$154,995
Drilling	-	357,851	-	491,467	-	-	3,744	-	-	853,062
Geochemical	-	50,864	-	11,851	-	-	25,990	-	-	88,705
Geological	49,617	301,878	5,700	97,039	6,237	-	25,905	2,212	15,638	504,226
Geophysical	5,257	108,293	52,819	105,492	199,219	875	43,757	1,002	-	516,714
Gov't fees and licenses	4,161	3,359	6,932	111,633	14,904	882	20,009	1,006	16,888	179,774
JV commitments	444,500	-	-	-	-	-	-	-	-	444,500
Site administration	1,736	21,129	1,016	9,920	89	-	859	29	-	34,778
Travel	2,348	35,632	-	7,075	8,694	-	1,385	-	-	55,134
Transport and shipping	-	1,081	683	627	-	1,681	-	-	-	4,072
	516,186	980,488	67,150	873,109	229,812	3,438	128,715.2	4,536	32,526	2,835,960
Bal., beginning of period	2,146,318	2,082,845	1,376,293	2,197,361	149,130	314,778	1,213,474	-	-	9,480,199
Less amounts written off	-	-	-	-	-	(318,216)	-	-	-	(318,216)
	$2,662,504	$3,063,333	$1,443,443	$3,070,470	$378,942	$-	$1,342,189	$4,536	$32,526	$11,997,943
Recoveries
Bal., beginning of year	(21,267)	-	-	-	-	-	-	-	-	(21,267)
Recoveries during period	-	-	-	-	-	-	-	-	-	-
Balance, end of period	$2,641,237	$3,063,333	$1,443,443	$3,070,470	$378,942	$-	$1,342,189	$4,536	$32,526	$11,976,676

	Three Month Period ended June 30, 2007
		(Batopilas)			Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Sello	Other	Total
Acquisition costs
of mineral rights
Bal., beginning of year	$919,458	$1,422,672	$1,571,172	$174,376	$527,645	$432,061	$428,610	$28,143	$310,599	$5,814,736
Incurred during period	-	-	-	-	27,806	-	-	28,562	124,492	180,860
Less amounts written off	-	-	-	-	-	(432,061)	-	-	-	(432,061)
Balance, end of period	$919,458	$1,422,672	$1,571,172	$174,376	$555,451	$-	$428,610	$56,705	$435,091	$5,563,535
Deferred exploration costs
Camp costs	$5,760	$45,239	$-	$23,147	$-	$-	$3,929	$287	$-	$78,362
Drilling	-	194,167	-	491,467	-	-	-	-	-	685,634
Geochemical	-	21,992	-	9,306	-	-	-	-	-	31,298
Geological	20,277	167,004	2,850	69,069	1,843	-	16,822	2,212	6,813	286,890
Geophysical	3,006	11,378	6,955	68,826	18,399	-	3,006	1,002	-	112,572
Gov't fees and licenses	-	493	-	2,478	-	-	-	-	1,862	4,833
JV commitments	444,500	-	-	-	-	-	-	-	-	444,500
Site administration	1,342	13,895	1,016	7,754	-	-	526	29	-	24,562
Travel	947	16,186	-	5,140	8,472	-	144	-	-	30,889
Transport and shipping	-	1,081	683	627	-	1,681	-	-	-	4,072
	475,832	471,435	11,504	677,814	28,714	1,681	24,427	3,530	8,675	1,703,612
Bal., beginning of period	2,165,405	2,591,898	1,431,939	2,392,656	350,228	316,535	1,317,762	1,006	23,851	10,591,280
Less amounts written off	-	-	-	-	-	(318,216)	-	-	-	(318,216)
	$2,641,237	$3,063,333	$1,443,443	$3,070,470	$378,942	$-	$1,342,189	$4,536	$32,526	$11,976,676
Recoveries
Bal., beginning of year	-	-	-	-	-	-	-	-	-	-
Recoveries during period	-	-	-	-	-	-	-	-	-	-
Balance, end of period	$2,641,237	$3,063,333	$1,443,443	$3,070,470	$378,942	$-	$1,342,189	$4,536	$32,526	$11,976,676

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. (“Lagartos”), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico.

On April 4, 2005 the Company announced the signing of a binding letter of agreement for the establishment of an exploration Joint Venture covering its wholly-owned 7,679 hectare Juanicipio Property in Zacatecas, Mexico with Industrias Peñoles, S.A. de C.V. (“Peñoles”).  A formal agreement was later signed with an anniversary date of July 1, 2005.

The principal features of the agreement are:

(i)

Peñoles acquired a right to earn a 56% interest in the Juanicipio property upon completion of exploration expenditures of US $5.0 million on or before the end of year four of the agreement.  During the quarter ended June 30, 2007 this expenditure requirement was completed by Peñoles.  To June 30, 2007 Peñoles had in fact spent approximately US $5.95 million on qualified expenditures for the property, including the completion of 25,758 metres of diamond drilling, and the payment of US $3.04 million for the purchase of surface rights over portions of the property.  At June 30, 2007 the Company has recorded a Joint Venture Commitment of US $418,000 (C$444,500) payable to Peñoles for the Company’s 44% share of expenditures in excess of US $5.0 million.

(ii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of three representatives from Peñoles and two from MAG Silver.  Peñoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

(iii)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

(iv)

On signing of the agreement Peñoles subscribed for a required US$500,000 private placement for a total of 621,577 shares of the Company at a price of C$0.967 per share.  Later, on March 2, 2006, Peñoles subscribed for a second required US$500,000 private placement for a total of 245,716 MAG shares, at a price of C$2.35 per share.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(b)

Don Fippi Property

Under the terms of a 2003 option agreement, the Company had the right to acquire a 100% interest in mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. Under the terms of the agreement the Company was required to incur exploration expenditures of US$4,000,000 to April 2008 (of which approximately US$590,000 was incurred) and make scheduled payments consisting of US$550,000 in cash (of which US$100,000 was paid) and 2,100,000 common shares of the Company (of which 676,178 were issued).

In 2005, the Company negotiated a termination and sale agreement whereby the Company issued the underlying agreement holders a one time final payment of 750,000 common shares in exchange for a 100% interest in the property.  The purchase eliminated all remaining work commitments and the remaining payments of US$450,000 in cash and 673,822 in shares under the terms of the original option agreement. The property will remain subject to royalties and certain other terms of the original option agreement.  To June 30, 2007 the Company has incurred $3,063,333 in exploration costs on the property.

(c)

Guigui Property

Under the terms of a 2003 option agreement, the Company had the right to acquire a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. Under the terms of the agreement the Company was required to incur exploration expenditures of US$2,500,000 to April 2007 (of which approximately US$660,000 was incurred) and make scheduled payments consisting of US$550,000 in cash (of which US$100,000 was paid) and 2,100,000 common shares of the Company (of which 745,997 were issued).

In 2005, the Company negotiated a termination and sale agreement whereby the Company issued the underlying agreement holders a one time final payment of 750,000 common shares in exchange for a 100% interest in the property.  The purchase eliminated all remaining work commitments and the remaining payments of US$450,000 in cash and 604,003 in shares under the terms of the original option agreement. The property will remain subject to royalties and certain other terms of the original option agreement.  To June 30, 2007 the Company has incurred $1,443,443 in exploration costs on the property.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(d)

Lagartos Property

The Company has acquired an exploration concession on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges. To June 30, 2007 the Company has incurred $3,070,470 in exploration costs on the property.

(e)

Sierra Ramirez Property

On December 14, 2003 the Company entered into an option agreement to acquire a 100% interest in certain mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the option agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax by December 14, 2008;

(ii)

incur exploration expenditures totalling US$250,000 by July 26, 2009; and

(iii)

issue a finder’s fee of 25,000 common shares of the Company (all are issued).

During the period ended December 31, 2006, the Company and Minera Rio Tinto, S.A. de C.V. amended terms of the above referenced option agreement. Under the amended terms, the Company will issue Minera Rio Tinto, S.A. de C.V. 20,000 common shares of the Company (issued) and make scheduled cash payments totalling US$1,300,000 (of which US$100,000 has been paid) to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company. Under the amended terms all exploration work commitments were also eliminated. To June 30, 2007 the Company has incurred $378,942 in exploration costs on the property.

(f)

Adargas Property

On February 14, 2004 the Company entered into an option agreement to acquire a 100% interest in the Adargas property (the “Adargas Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$225,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

 (iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which approximately US$260,000 has been incurred to June 30, 2007).

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(f)

Adargas Property (continued)

During the year ended December 31, 2005, the Company and Minera Cascabel, S.A. de C.V. amended terms of the above referenced option agreement. Under the amended terms, half of each of the remaining property payments totalling US$775,000 due on or before July 26, 2009, may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$62,500 and issued 30,840 shares (2005 - US$37,500 and issued 59,830 shares) for the property payment due July 26, 2006. During the period ended June 30, 2007 the Company terminated its option agreement, and consequently, costs of $750,277 were written-off.

 (g)

Cinco de Mayo Property

On February 26, 2004 the Company has entered into an option agreement to acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$225,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which approximately US$1,176,000 has been incurred to June 30, 2007).

During the year ended December 31, 2005, the Company and Minera Cascabel, S.A. de C.V. amended the terms of the above referenced option agreement. Under the amended  terms, half of each of the remaining property payments totalling US$775,000 (US$225,000  paid) due on or before July 26, 2009, may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$62,500 and issued 30,840 shares (2005 - US$37,500 and issued 59,830 shares) for the property payment due July 26, 2006.

(h)

Sello  Property

On December 8, 2006 the Company has entered into a letter of intent agreement to acquire a 100% interest in the Sello and Sello Uno claims located in Zacatecas State, by making scheduled option payments totalling US$1,000,000 plus applicable value added tax over a three year period (of which US$25,000 has been paid). During the current period the Company entered into a letter of intent agreement to acquire a 100% interest in the El Oro claims located in Zacatecas State, by making scheduled option payments totalling US$125,000 plus applicable value added tax over one year (of which US$25,000 has been paid).

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(i)

Other Properties

In the period ending June 30, 2007 the Company optioned some exploration concessions on mining claims for a cost of US$435,091 plus applicable value added tax.

8.

SEGMENTED INFORMATION

The Company operates in one segment being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

9.

RELATED PARTY TRANSACTIONS

For the period ended June 30, 2007 the Company’s president received $127,064 in compensation for management services (2006 - $65,400).

For the period ended June 30, 2007 a company controlled by an officer of the Company received $101,920 in compensation for consulting services (2006 - $84,000).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended June 30, 2007 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $62,401 (2006 - $64,334) and exploration costs totaling $521,747 (2006 - $565,735) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer. During the period ended June 30, 2007 the Company accrued or paid PTM $68,195 under the common service agreement (2006 - $67,768).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended June 30, 2007 the Company accrued or paid Anthem $31,167 under the office lease agreement (2006 - $31,167).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

10.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2004, is as follows:

2007	15,584
2008	-
$15,584

11.

AMOUNTS RECEIVABLE

	June 30, 2007	Dec. 31, 2006

Goods and services tax recoverable	$18,239	$19,949
Mexican value added tax ("IVA") recoverable	486,742	251,919
Other	-	1,167
	$504,981	$273,035

12.

SUBSEQUENT EVENTS

Subsequent to June 30, 2007:

(a)

The Company issued 50,000 common shares at $1.00 on the exercise of stock options; 50,000 common shares at $1.06 on the exercise of stock options; and 12,000 common shares at $4.04 on the exercise of stock options,  for proceeds of $151,480;

There are other subsequent events disclosed elsewhere in the notes to the consolidated financial statements.